FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







   NOTIFICATION OF INTERESTS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL
                    RESPONSIBILITY AND/OR CONNECTED PERSONS


1. Name of the issuer

HSBC Holdings plc

2. State whether the notification relates to a:

(i) transaction notified in accordance with DTR 3.1.4R(1)(a); or

(ii) DTR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328)of the Companies Act 1985; or

(iii) Both (i) and (ii).

In respect of (iii)

3. Name of person discharging managerial responsibilities/director

M F Geoghegan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

The Michael Geoghegan Transfer Trust

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of M F Geoghegan, a Director

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of HK$5.00 each in Hang Seng Bank Limited, a subsidiary of the Issuer

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited

8. State the nature of the transaction

Acquisition / purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

280,000

10. Percentage of issued class acquired

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed

13. Price per share or value of transaction

HK$110.2815

14. Date and place of transaction

28 March 2007, Hong Kong

15. Total holding of HK$5.00 each in Hang Seng Bank Limited following notification and total percentage holding following notification

280,000 shares (0.01%)

16. Date issuer informed of transaction

29 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which exercise can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

Name of contact and telephone number for queries

Nicola Black, Assistant Secretary, 020 7991 2652

Name of duly authorised officer/official of issuer responsible for making notification

As above

Date of notification

29 March 2007


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 March 2007